

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
Michael P. Scarpelli
Chief Financial Officer
ServiceNow, Inc.
4810 Eastgate Mall
San Diego, CA 92121

     Re: **ServiceNow, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 8, 2013
               File No. 001-35580

Dear Mr. Scarpelli:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant